EXHIBIT 12.1

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Years Ended December 31,
	2010	2009	2008	2007	2006

Earnings from continuing operations before income taxes	$3,642	$3,946	$2,336	$3,335	$3,425

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(115)	(92)	(97)	(83)	(71)
Dividends from less than 50% owned affiliates	61	55	84	57	50
Fixed charges	2,109	1,434	1,410	818	695
Interest capitalized, net of amortization	1	(1)	(5)	(6)	(5)

Earnings available for fixed charges	$5,698	$5,342	$3,728	$4,121	$4,094

Fixed charges:
Interest incurred:
Interest expense (a)	$1,943	$1,280	$1,281	$698	$573
Capitalized interest	2	4	6	10	8

	1,945	1,284	1,287	708	581
Portion of rent expense deemed to represent interest factor	164	150	123	110	114

Fixed charges	$2,109	$1,434	$1,410	$818	$695

Ratio of earnings to fixed charges	2.7	3.7	2.6	5.0	5.9

Notes:

(a)	Excludes interest related to uncertain tax positions, which is recorded in our tax provision.